SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 13)*
Houlihan Lokey, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

441593100
(CUSIP Number) Ryan Farha ORIX HLHZ Holding LLC 1717 Main Street, Suite 1100 Dallas, Texas 75201 214-237-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441593100	SCHEDULE 13D	Page 2 of 6

1.	NAME OF REPORTING PERSON ORIX HLHZ Holding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 31,521,529
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 6,377,935
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,521,529
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.2%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 441593100	SCHEDULE 13D	Page 3 of 6
1.	NAME OF REPORTING PERSON ORIX Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 31,521,529
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 6,377,935
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,521,529
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.2%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 441593100	SCHEDULE 13D	Page 4 of 6

 The Schedule 13D, dated August 18, 2015, is filed by ORIX HLHZ Holding LLC, a Delaware limited liability company (“HLHZ”), and ORIX Corporation, a Japan corporation (“ORIX” and, together with HLHZ, the “Reporting Persons”), with respect to Class A Common Stock of Houlihan Lokey, Inc., a Delaware corporation (the “Issuer”), is hereby amended as set forth below. This Amendment No. 13 to Schedule 13D does not restate disclosures in the original Schedule 13D that are not being amended, and should be read in conjunction with the original Schedule 13D. Capitalized terms used but not defined herein have the meanings provided in the original Schedule 13D.

The purpose of this Amendment No. 13 is to report the conversion by HLHZ, on a one-for-one basis, of 3,500,000 shares of Class B Common Stock (entitled to 10 votes per share) into the same number of shares of Class A Common Stock (entitled to one vote per share) on February 21, 2019 (the “Conversion”).  The purpose of this Conversion was to reduce HLHZ’s percentage of the voting power of the Issuer’s outstanding capital stock to approximately the same level as HLHZ’s percentage ownership of the outstanding capital stock of the Issuer, thereby reducing certain regulatory and other legal burdens on HLHZ and the Issuer.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The 31,521,529 shares of Class A Common Stock reported as beneficially owned by the Reporting Persons consist of 6,377,935 shares held directly by HLHZ and indirectly by ORIX, as HLHZ is an indirect, wholly owned subsidiary of ORIX (the “Subject Shares”) and 25,143,594 shares held by the HL Voting Trust. Other than the 4,109,721 shares of Class A Common Stock held by HLHZ, these shares are receivable upon conversion of a like number of shares of Class B Common Stock:

	Shares of Class A Common Stock Beneficially Owned	Percentage of Class A Common Stock Represented(a)
Reporting Persons	6,377,935	15.6%
HL Voting Trust(b)	25,143,594	42.1%
Total	31,521,529	48.2%

(a)	Based on (i) 38,042,286 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 5, 2019, after giving effect to the Conversion, and (ii) 27,370,350 shares of Class B Common Stock outstanding of which 25,143,594 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 2,268,214 shares of Class B Common Stock are owned directly by HLHZ, after giving effect to the Conversion. Each calculation assumes conversion of the Class B Common Stock into the number of shares of Class A Common Stock listed in that row and assumes no other holders of Class B Common Stock convert their shares.
(b)	Based on 25,143,594 shares of Class B Common Stock subject to the HL Voting Trust as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 5, 2019.

CUSIP No. 441593100	SCHEDULE 13D	Page 5 of 6

By reason of the Stockholders’ Agreement, the Reporting Persons may be deemed to beneficially own the shares in the HL Voting Trust; however, the Reporting Persons disclaim beneficial ownership of such shares. Together, the parties to the Stockholders’ Agreement hold approximately 89.2% of the voting power of the Issuer’s outstanding capital stock.

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by any of the Reporting Persons.

CUSIP No. 441593100	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:February 25, 2019

ORIX HLHZ Holding LLC

By:	ORIX OpCo Holdings, LLC, its managing member
By:	ORIX Capital Markets, LLC, its managing member
By:	/s/ Paul Wilson
	Name: Title:	Paul Wilson Chief Financial Officer

ORIX Corporation

By:	/s/ Hideto Nishitani
	Name: Title:	Hideto Nishitani Managing Executive Officer